Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(1) PROPOSED APPOINTMENT OF EXECUTIVE

DIRECTORS AND SUPERVISOR

AND

(2) NOTICE OF EGM

A notice convening the EGM to be held at 2:30 p.m. on Wednesday, 8 May 2019 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC, a form of proxy to be used at the EGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

If you are not able to attend and/or vote at the EGM, you are strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong (in case of holders of H Shares) or the principal office of the Company in the PRC at No. 68 Qixin Road, Baiyun District, Guangzhou, PRC 510403 (in case of holders of A Shares), no later than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM or any adjourned meeting should you so wish.

22 March 2019

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	A Share(s) of RMB1.00 each in the capital of the Company

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board”	the board of the Directors

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“A Share(s)”	A Share(s) of RMB1.00 each in the capital of the Company

“Articles of Association”	the articles of association of the Company, as amended from time

“CSAH”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	the directors of the Company

“EGM”	the first extraordinary general meeting of 2019 of the Company to be convened at 2:30 p.m. on Wednesday, 8 May 2019, or any adjournment thereof, to separately consider and, if thought fit, approve the Proposed Appointments

“Group”	the Company and its subsidiaries

“H Share(s)”	H Share(s) of RMB1.00 each in the capital of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Latest Practicable Date”	19 March 2019, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange

“Proposed Appointments”	the proposed appointment of Mr. Ma Xu Lun and Mr. Han Wen Sheng as the executive Directors and Mr. Lin Xiao Chun as the shareholder representative Supervisor

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this circular only, Hong Kong, Macau and Taiwan)

DEFINITIONS

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shareholders”	the holders of the Shares

“Shares”	collectively, the A Shares and H Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	the supervisor(s) of the Company

“Supervisory Committee”	the supervisory committee of the Company

LETTER FROM THE BOARD

Directors:

Executive Directors: Wang Chang Shun (Chairman of the Board) Zhang Zi Fang	Registered address: Unit 301, 3/F, Office Tower Guanhao Science Park Phase I 12 Yuyan Street, Huangpu District Guangzhou PRC 510530

Independent Non-Executive Directors:
Zheng Fan
Gu Hui Zhong Tan Jin Song Jiao Shu Ge

Supervisors:
Pan Fu (Chairman of the Supervisory Committee)
Li Jia Shi Mao Juan

22 March 2019

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED APPOINTMENT OF EXECUTIVE

DIRECTORS AND SUPERVISOR

AND

(2) NOTICE OF EGM

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 18 March 2019 in relation to the Proposed Appointments.

The purpose of this circular is, among other things, (i) to provide you with more information in relation to the Proposed Appointments; and (ii) to give you notice of the EGM to enable you to make an informed decision on whether to vote for or against the resolutions in relation to the Proposed Appointments at the EGM.

LETTER FROM THE BOARD

2.	PROPOSED APPOINTMENTS

According to the Articles of Association and the relevant Listing Rules, (1) the nomination of Mr. Ma Xu Lun and Mr. Han Wen Sheng as the executive Directors of the 8th session of the Board; and (2) the nomination of Mr. Lin Xiao Chun as the shareholder representative Supervisor of the 8th session of the Supervisory Committee according to the review opinions and recommendations proposed by the nomination committee of the Board of the Company shall be submitted to the EGM for consideration and approval by the Shareholders.

The biographical details of Mr. Ma Xu Lun, Mr. Han Wen Sheng and Mr. Lin Xiao Chun are as follows:

Mr. Ma Xu Lun, male, born in July 1964 (aged 54), graduated from the School of Mechanical Science & Engineering of Huazhong University of Science & Technology, majoring in industrial engineering. He has a master degree of engineering and is a certified public accountant. He started his career in August 1984, and joined the Chinese Communist Party in October 1990. He has been vice president of China National Materials Storage and Transportation Corporation, deputy director general of the Finance Department of the Civil Aviation Administration of China, vice president and Standing Member of Party Committee of Air China Corporation Limited. He was appointed as vice president of general affairs and deputy party secretary of Air China Corporation Limited in October 2002; and served as director, president and deputy party secretary of Air China Corporation Limited in September 2004. He served as a party member of China National Aviation Holding Company and director, president and deputy party secretary of Air China Limited in December 2004, and vice president and party member of China National Aviation Holding Company from February 2007. In December 2008, he was appointed as deputy party secretary of China Eastern Air Holding Company and president and deputy party secretary of China Eastern Airlines Corporation Limited. He served as secretary to the Party Committee and vice president of China Eastern Air Holding Company and president of China Eastern Airlines Corporation Limited in October 2011. In November 2016, he served as director, president and deputy party secretary of China Eastern Air Holding Company, and vice Chairman, president and deputy party secretary of China Eastern Airlines Corporation Limited in December 2016. In January 2019, he acted as director, president and deputy party secretary of China Southern Air Holding Limited Company. On 18 March 2019, he was appointed as the president of the Company.

Mr. Han Wen Sheng, male, born in January 1967 (aged 52), graduated from Management Department of Tianjin University, majoring in engineering management, with qualification of a Master’s degree. He obtained a Master’s Degree of Science and was a economist. He began his career in August 1987 and jointed in the Chinese Communist Party in May 1985. He was served as Deputy Director General of Cadre Training Center of the Company, Director of The Research Bureau of the Company, general manager of Labour Department and Secretary of CPC General Committee of the Company, Deputy Director General and a member of Party Committee of the Commercial Steering Committee and general manager as well as Deputy Party Secretary of the sales and marketing department of the Company, general manager and Deputy Party Secretary of Shanghai base. He acted as Deputy Party Secretary and Deputy Director General of the Commercial Steering Committee of the Company since December 2009 and Party Secretary and Deputy Director General of the Commercial Steering Committee of the Company since October 2011. He served as vice president and party member of China Southern Air Holding Company from October 2016. From November 2017, he served as vice president and party member of China Southern Air Holding Company, the vice president and Party member of the Company. He was appointed as director and Deputy Party Secretary of China Southern Air Holding Limited Company, Vice president of the Company and Party member of China Southern Air Holding Limited Company (the Company) in November 2018. From December 2018, he served as director and Deputy Party Secretary of China Southern Air Holding Limited Company, Deputy Party Secretary of China Southern Air Holding Limited Company (the Company). For now, he also acts as Vice Chairman of Sichuan Airlines Corporation Limited,director of TravelSky Technology Limited and Vice Director General of China Air Transport Association.

LETTER FROM THE BOARD

Mr. Lin Xiao Chun, male, born in May 1971 (aged 47), graduated from Peking University Law School with a bachelor degree of laws, majoring in international law. He obtained his MBA from Beijing University of Technology and City University of the United States, EMBA from Tsinghua University School of Economics and Management. He obtained qualifications for Enterprise Legal Adviser and corporation lawyer. He started his career in July 1995, and joined the Chinese Communist Party in June 1995. He served as the deputy director of the legal department of the Company in October 2006, deputy general manager of the legal department of the Company in January 2009, deputy director of the legal department of China Southern Air Holding Company and deputy general manager of the legal department of the Company in December 2009, director of the legal department of China Southern Air Holding Company in May 2013, general manager of the laws & standards Division of China Southern Air Holding Limited Company and general manager of the laws & standards Division of the Company in April 2017.

If Mr. Ma Xu Lun and Mr. Han Wen Sheng are appointed as executive Directors and Mr. Lin Xiao Chun as a Supervisor, each of them will enter into a service contract with the Company and shall hold their office until the expiration of the term of the 8th session of the Board and the 8th session of the Supervisory Committee, respectively.

Pursuant to the “Administrative Measures on Directors’ Remuneration of China Southern Airlines Company Limited”, the annual basic emolument of a Director is determined with reference to the responsibilities, risk and contributions of his/her position. Mr. Ma Xu Lun and Mr. Han Wen Sheng will not receive any director’s fee.

Pursuant to the “Administrative Measures on Supervisors’ Remuneration of China Southern Airlines Company Limited”, the emolument of a Supervisor is determined with reference to the responsibilities, risk and contributions of his/her position. Mr. Lin Xiao Chun will not receive any supervisor’s fee.

As at the Latest Practicable Date, save as disclosed, the above candidates (i) had not held any directorships in other publicly listed companies in the last three years; (ii) had not had any relationship with any Directors, Supervisors, senior management, substantial or controlling shareholders of the Company; and (iii) had not had any interests in shares of the Company within the meaning of Part XV of the SFO.

There is no other matter that need to be brought to the attention of the holders of securities of the Company in connection with the Proposed Appointments, nor is there any other information to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules.

LETTER FROM THE BOARD

3.	EGM

The EGM will be held at 2:30 p.m. on Wednesday, 8 May 2019 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC to consider and, if thought fit, approve the Proposed Appointments. A notice convening the EGM, a form of proxy for the EGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

In order to determine the list of Shareholders who are entitled to attend the EGM, the Company’s register of holders of H Shares will be closed from Monday, 8 April 2019 to Wednesday, 8 May 2019, both days inclusive, during which period no transfer of H Shares will be effected. In order to attend and vote at the EGM, all transfer documents of H Shares accompanied by the relevant share certificates must be lodged with the Hong Kong Registrars Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Thursday, 4 April 2019.

Whether or not you intend to be present at the EGM, you are requested to complete the form of proxy enclosed in the notice of EGM in accordance with the instructions printed thereon and return the same to the Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong (in case of holders of H Shares) or the principal office of the Company in the PRC at No. 68 Qixin Road, Baiyun District, Guangzhou, PRC 510403 (in case of holders of A Shares), no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and return of the form(s) of proxy will not preclude you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

Pursuant to Rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the EGM must be taken by poll.

4.	RECOMMENDATION

The Directors consider that the Proposed Appointments are in the interests of the Group and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the EGM in respect of the Proposed Appointments.

5.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By Order of the Board
Wang Chang Shun
Chairman

LETTER FROM THE BOARD

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE OF EGM

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting of 2019 (the “EGM”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC on Wednesday, 8 May 2019 at 2:30 p.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 22 March 2019 (the “Circular”):

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1.0	the resolution regarding the election of executive Directors for the 8th session of the Board;

1.1	the resolution regarding the election of Mr. Ma Xu Lun as an executive Director for the 8th session of the Board;

1.2	the resolution regarding the election of Mr. Han Wen Sheng as an executive Director for the 8th session of the Board; and

2.0	the resolution regarding the election of shareholder representative Supervisor for the 8th session of the Supervisory Committee:

2.1	the resolution regarding the election of Mr. Lin Xiao Chun as a shareholder representative Supervisor of the 8th session of the Supervisory Committee.

(“Accumulative voting” will be used in respect of all the sub-resolutions of Resolutions No. 1.00 and No. 2.00. Please refer to note 4.d. for details.)

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

22 March 2019

As at the date of this notice, the Directors include Wang Chang Shun and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

1.	Persons who are entitled to attend the EGM

a.

Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively, on Monday, 8 April 2019 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the EGM”. Holders of A Shares shall receive a notice separately.

b.	The directors, supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the EGM

a.

Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Thursday, 18 April 2019, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip(s), which is attached to the notices of the EGM as Attachment A.

b.

When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.

Holders of H Shares who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited., the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Thursday, 4 April 2019.

d	8 April 2019 to 8 May 2019 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.

An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a Shareholder. Proxies of a holder of A Shares who has appointed more than one proxy may only vote on a poll.

b.

A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notices of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c.

To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

NOTICE OF EXTRAORDINARY GENERAL MEETING

4.	Miscellaneous

a.	The EGM are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

China Southern Airlines Building, No. 68 Qixin Road

Baiyun District, Guangzhou 510403, Guangdong Province

People’s Republic of China

Telephone No.: (+86) 20-8611 2480

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Xiao Nan

c.	Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM shall be voted by poll.

d.

According to Article 135 of the articles of association of the Company, the accumulative voting system referred to herein means that, in the election of directors or supervisors at the general meeting, each share carrying voting right shall carry the same number of voting right as the number of directors or supervisors proposed to be elected, and the voting rights of the shareholders may be freely cast among the proposed directors and supervisors, either be separately cast in favour of a number of nominees or be collectively cast in favour of one nominee. As such, based on the number of votes that the nominated directors and supervisors have got and the number of directors or supervisors proposed to be elected, those who have got more votes shall be elected.